Exhibit 99.1

Immuron Limited

Appendix 4D

Half-Year Ended 31 December 2017

Name of Entity:	Immuron Limited
ABN:	80 063 114 045
Half-Year Ended:	31 December 2017
Previous Period:	31 December 2016

Results for Announcement to the Market

Revenue for ordinary activities	Up	30.7%	to	$919,138

Net profit after tax (from ordinary activities) for the period attributable to members	Down	44.5%	to	($1,891,944)

Net tangible assets per security	31 December 2017	31 December 2016

Net tangible asset backing (per share)	$3.85	$3.36

Explanation of Results

An explanation of the key financial elements contributing to the revenue and result above can be found in the Review of Operations included within the Directors’ Report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Changes in Controlled Entities

There have been no changes in controlled entities during the half-year 31 December 2017.

Other Information Required by Listing Rule 4.2A

N/A

Interim Review

The interim financial statements have been reviewed by the Company’s independent auditor with a material uncertainty related to going concern.

Immuron Limited

ABN 80 063 114 045

Interim Financial Report

For the Half-Year Ended 31 December 2017

Immuron Limited

ABN 80 063 114 045

Interim Financial Report - 31 December 2017

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Corporate Directory

Directors	Dr. Roger Aston
Independent non-executive chairman

Mr. Peter Anastasiou
Executive vice chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Prof.Ravi Savarirayan
Independent non-executive director

Company Secretaries & Chief Financial Officers	Mr. Phillip Hains

Mr. Peter Vaughan

Interim Chief Executive Officer	Dr. Jerry Kanellos

Registered Office	Level 3, 62 Lygon Street Carlton VIC 3053,
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9822 7735

Principal Place of Business	Unit 10, 25 - 37 Chapman Street Blackburn
North VIC 3130 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - Australia	Security Transfer Registrars Pty
Ltd 770 Canning Highway
Applecross WA 6153 Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (0)8 9315 2233

Share registry - United States	Bank of New York 225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 (0)212 495 1784

Auditor – Australia	Grant Thornton Audit Pty Ltd
Collins Square, Tower 1 727 Collins Street
Melbourne VIC 3008 Australia
+61 (0)3 8320 2222

Auditor - United States	Grant Thornton Audit Pty Ltd
Collins Square, Tower 1 727 Collins Street
Melbourne VIC 3008 Australia
+61 (0)3 8320 2222

Solicitors - Australia	Francis Abourizk Lightowlers
(FAL) Level 14
114 William Street
Melbourne VIC 3000 Australia
+61 (0)3 9642 2252

Solicitors - United States	Carter Ledyard and Milburn
LLP 2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Corporate Directory

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000
Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.Immuron.com
www.travelan.com.au
www.travelanusa.com

Directors’ Report

Your Directors present their report on the consolidated entity (referred to hereafter as the Company) consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year 31 December 2017.

Directors

The following persons held office as Directors of Immuron Limited during the financial period:
Dr. Roger Aston	Non-Executive Chairman
Mr. Peter Anastasiou	Executive Vice-Chairman
Mr. Daniel Pollock	Non-Executive Director
Mr. Stephen Anastasiou	Non-Executive Director
Prof.Ravi Savarirayan	Non-Executive Director

Review of Operations

Key highlights

●	Fatty liver trials are on track for release of top-line results in:

- Q1 2018 for NASH;

- Q4 2018 for Pediatric NAFLD; and

- Q1 2019 for ASH

●	NASH Phase II Study Completes major milestone

●	Severe Alcoholic Hepatitis Phase II trial reaches 46 (~70%) patient recruitment milestone

●	Paediatric NAFALD Phase II trial recruits 15 (~38%) of targeted 40 patients

●	Clostridium difficile infection trial obtains Ethics and Ministry of Health approval - first clinical site open and screening patients

●	US Department of Defence completes Research Report on Travelan®

●	Travelan® enjoys continued strong sales growth in US and AUS

●	Significant international investment markets continue to watch Immuron with interest

Fatty Liver Portfolio – 3 x Phase II Programs in clinical development (NASH, ASH and Pediatric NAFLD)

Immuron completed its 133-patient Phase II NASH study in this reporting period. The last patient randomised into the study completed the final scheduled clinical site visit in October and the study site conducted its Close-Out Visit, which represented the last on-site monitoring visit for the study. This effectively concluded patient treatment and all research related activities at all clinical sites for the IMM-124E NASH phase II study. All 25 clinical sites are now closed and Immuron is on track to report the top line results in Q1 CY2018.

Earlier in the year the company reported the safety and efficacy results of a planned interim analysis. The objectives of the analysis were to establish the safety of IMM-124E and to provide a preliminary read on efficacy signals. The study analysed 122 patients, 80 of whom completed their 24-week treatment with IMM-124E.

The interim analysis showed:

●	Good safety features compared to placebo
●	Significant reduction in ALT and AST, serum enzymes present in NASH affected patients.

The results reported showed a dose related reduction which is proof of concept for a biological effect demonstrating treatment with IMM-124E is associated with a reduction in liver injury in NASH patients.

Pharmaceutical giants Bristol-Myers Squibb and Pfizer have both signalled product development intentions in the sector. And Reuters has quoted estimates that the NASH market will reach US$20 billion to US$35 billion as the incidence of fatty diets multiplies.

Directors’ Report (Continued…)

At the same time the November approval of a US patent firmly underlines the strength of Immuron’s position in the race to commercialise IMM-124E as a world-leading treatment for non-alcoholic steatohepatitis (NASH).

NASH is a severe form of non-alcoholic fatty liver disease (NAFLD). It affects about 16 million people annually in the United States alone, making it a prime opportunity for the pharmaceutical and biotechnology industries.

With 17.3 percent of Americans aged 15 – 19 suffering NAFLD, Immuron’s Phase II trial with Emory University is timely. Health authorities estimate paediatric NAFLD affects five to 10 percent of the US paediatric population, with no current approved treatments.

The lead Principle Investigator for our Paediatric NAFLD study is Dr Miriam Vos, Emory University. Dr Vos specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity. Our NIH funded Phase II double blind, placebo control, randomized study on IMM-124E has enrolled 16 patients into the study as of February this year and has so far randomized 40% of the targeted 40 patients into the study. The primary endpoint is changes in ALT (liver enzymes) following 3 months of treatment with top-line results expected in Q4 2018.

Dr Arun Sanyal is the lead Principle Investigator for the Immuron alcoholic steatohepatitis (ASH) clinical study which is also funded by the NIH. Approximately 70% (46) of the targeted 66 patients have been randomized into the study. The primary endpoint is changes in ALT (liver enzymes) and topline results are expected in Q1 2019.

Immuron moves forward to clinical study status in C. difficile infection

In July, Immuron announced the publication of the results of its successful pre-clinical proof-of-concept (POC) program in Clostridium difficile infection (CDI).

The results from the Monash University study were presented in a peer-reviewed paper in Scientific Reports, an online, open access journal from the publishers of Nature.

The results were also presented at the 10th International Conference on the Molecular and Pathogenesis of the Clostridia (ClostPath 10) in the United States in August.

In August Israel’s Ministry of Health and the Hadassah Medical Centre Human Research Ethics Committee approved the commencement of the first in-human clinical trial. Immuron opened the first clinical site at the Hadassah Medical Centre in September and is aiming to enrol a total of 60 CDI positive patients into the study.

Immuron’s IMM-529 is a first-in-class biologic containing highly specific antibodies to C. difficile. IMM-529’s unique triple-targeted mechanism of action (MOA) effectively neutralizes C. difficile without negatively affecting the normal gut microbiota.

CDI has a massive impact on human health, affecting more than 450,000 people annually and killing over 29,000 a year in the US alone. Estimates of the economic burden of CDI exceed US$10 billion a year.

Immuron moves forward to clinical study status in C. difficile infection

Immuron is pursuing the biopharmaceutical research and development of an effective and safe non-antibiotic treatment for Clostridium difficile infection (CDI). The phase I/II randomised, double-blind, placebo-controlled study is designed to evaluate the safety and efficacy of the IMM-529 drug product candidate for the treatment of CDI.

In July, Immuron announced the publication of the results of its successful pre-clinical proof-of-concept (POC) program in Clostridium difficile infection (CDI). The results from the Monash University study were presented in a peer-reviewed paper in Scientific Reports, an online, open access journal from the publishers of Nature.

The results were also presented at the 10th International Conference on the Molecular and Pathogenesis of the Clostridia (ClostPath 10) in the United States in August.

Directors’ Report (Continued…)

In August Israel’s Ministry of Health and the Hadassah Medical Centre Human Research Ethics Committee approved the commencement of the first in-human clinical trial. Immuron opened the first clinical site at the Hadassah Medical Centre in September and a second site was opened in January 2018 at the Sheba Medical Center at the Tel Hashomer Hospital. The first-in-human study is aiming to enrol a total of 60 CDI positive patients into the study.

Immuron’s IMM-529 is a first-in-class biologic containing highly specific antibodies to C. difficile. IMM-529’s unique triple-targeted mechanism of action (MOA) effectively neutralizes C. difficile without negatively affecting the normal gut microbiota.

CDI has a massive impact on human health and according to data published by the US Centre for Disease Control and Prevention infects more than 450,000 people annually and killing over 29,000 a year in the US alone. Estimates of the economic burden of CDI exceed US$10 billion a year.

Travelan® enjoys continued strong sales growth

Immuron’s flag-ship product Travelan®, an over-the-counter travellers’ diarrhoea supplement realised revenue of more than AU$914,000 for the first 6 months of the 2018 financial year. Travelan® USA experienced a 250 percent increase in sales, year over year reaching AU$335,000. Travelan® Australia also reported strong growth with a 27 percent lift in turnover.

Immuron attributes the strong FY2018 first half performance to its trade marketing campaign made up of:

●	A new pharmacy education program
●	Boosted distribution outlets
●	Improved on-shelf positioning in pharmacies
●	Enhanced POS advertising
●	Key distributor sales up
●	12-month trade promotional initiative.

The company is anticipating that the same sales trajectory will continue for the remainder of the 2018 financial year and sales are forecast to exceed AU$2 million for the first time.

Collaboration with the US Department of Defense

Immuron’s collaboration with the US Department of Defence advanced during this reporting period. Entero-invasive Gram-negative bacteria are a global issue affecting travellers visiting and children living in endemic areas.

Infectious diarrhea is a World Health Organisation public health priority area due to a lack of effective vaccines and the accelerating global antimicrobial resistance (AMR) crisis. In the absence of a licensed vaccine, an alternative, non-antibiotic prophylactic approach would serve a definite role in mitigation of disease burden.

The major study commissioned during this reporting period by the US Department of Defence (DoD) and funded by the Health Agency’s Defence Health Program was performed at the Department of Enteric Diseases (DED), Armed Forces Research Institute of Medical Sciences (AFRIMS), an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR), located in Bangkok, Thailand.

The primary goal of this program was to investigate Travelan®’s ability to bind and react to infectious bacteria of interest to the US DoD, including Campylobacter, Enterotoxigenic Escherichia coli (ETEC) and Shigella. The tested bacterial isolates originated from the AFRIMS’s library of infectious diseases.

To evaluate the immuno-reactivity of Travelan® 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella, were tested by a Western blot analysis. The clinical isolates were collected from infected patients located in Bhutan, Cambodia, Nepal and Thailand between 1993 and 2016, allowing researchers to measure the impact of Travelan® antibodies on recent infectious bacterial strains in the field.

Directors’ Report (Continued…)

The results from the study demonstrated that the antibodies in Travelan® were able to bind and react to all 180 strains of bacteria tested. The ability of Travelan® to bind and potentially neutralise these bacteria, highlights the broad-spectrum recognition of surface antigens on these potentially debilitating and even life-threatening bacteria.

AFRIMS will now fund and perform the therapeutic evaluation of Travelan® in Non-Human primate (NHP) clinical studies which results in the full clinical spectrum of the disease as seen in humans. Human and nonhuman primates (NHP) share susceptibility to many pathogens, so an animal model for studying human infectious diseases, including enteric pathogens such as Shigella spp., is invaluable.

A prophylactic treatment that protects against enteric diseases, specifically Shigella, is a high priority objective for the US Army, supported under Military Infectious Diseases Research Program for use in endemic areas of the world. Shigella in particular is estimated to cause 80 –165 million cases of disease worldwide, resulting in 600,000 deaths annually and is particularly prevalent in both sub-Saharan Africa and South Asia.

Significant international marketing and investor interest continues

The half-year saw Immuron release its latest company update. The presentation covered the positive progress in its patent portfolio, clinical trials in NASH, ASH, Clostridium difficile, and Travelan® sales.

The Company released the report in August 2017 ahead of a substantial US road show to shareholders, investment institutions, brokers and analysts by Interim CEO, Dr Jerry Kanellos. The road shows took place in August and September 2017 and January this year and resulted in a universally positive response.

In November 2017, the prominent US and European-based life sciences research and analytical firm, Van Leeuwenhoek, upgraded its equity analyst research report on Immuron. The 58-page report provided an in-depth review of Immuron’s profile, pipeline, products, patents, financials, valuation, management, and competitor landscape and highlighted the growing attention from large pharmaceutical businesses for NASH partnership possibilities. The full report is available on the Immuron website.

The improved valuation considers the potential of Europe and China as likely markets for NASH and CDI, but did not include the other potential prospects in Immuron’s pipeline. It calls these ‘a potential upside.’

Signed in accordance with a resolution of the Directors for and on behalf of the Company;

Dr. Roger Aston
Non-Executive Chairman
Immuron Limited
Dated: This the 27th day of February 2018

Collins Square, Tower 1
727 Collins Street
Docklands Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration
to the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2017. I declare that, to the best of my knowledge and belief, there have been:

a	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	No contraventions of any applicable code of professional conduct in relation to the review.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 27 February 2018

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half-Year 31 December 2017

		Consolidated Entity
		31 Dec 2017	31 Dec 2016
	Notes	$	$

Revenue from continuing operations
Operating revenue		919,138	703,099

Total Operating Revenue		919,138	703,099

Cost of goods sold		(195,356)	(223,394)

Gross Profit		723,782	479,705

Direct Selling Costs
Sales and marketing costs		(145,150)	(93,520)
Freight costs		(89,125)	(62,590)

Total gross profit less direct selling costs		489,507	323,595

Other income		1,387,039	816,932

Expenses
Research and development		(1,540,436)	(2,117,867)
Marketing and promotion		(238,192)	(471,735)
Consulting, employee and director		(815,232)	(907,390)
Corporate administration		(829,999)	(790,103)
Travel and entertainment expenses		(174,987)	(112,453)
Depreciation		(2,277)	(1,975)
Finance fee costs		(3,767)	(13,183)
Impairment of inventory		(163,600)	(135,170)
Loss for the period		(1,891,944)	(3,409,349)

Other comprehensive gain/(loss) for the period, net of tax		28,281	(41,425)

Total comprehensive loss for the period		(1,863,663)	(3,450,774)

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share	8	(1.454)	(3.318)

Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share	8	(1.454)	(3.318)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet

As at 31 December 2017

		Consolidated Entity
		31 Dec 2017	30 June 2017
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		588,863	3,994,924
Trade and other receivables		3,159,466	1,768,237
Inventories		2,261,528	2,336,127
Other current assets		129,506	168,366
Total current assets		6,139,363	8,267,654

Non-current assets
Property, plant and equipment		18,628	18,837
Total non-current assets		18,628	18,837

TOTAL ASSETS		6,157,991	8,286,491

LIABILITIES
Current liabilities
Trade and other payables		1,127,239	1,326,562
Borrowings		46,581	139,864
Deferred revenue		—	19,139
Other financial liabilities		—	226,000
Total current liabilities		1,173,820	1,711,565

Total non-current liabilities		—	—

TOTAL LIABILITIES		1,173,820	1,711,565

NET ASSETS		4,984,171	6,574,926

EQUITY
Issued capital	4	53,846,391	53,632,995
Reserves	4	2,558,210	2,470,417
Retained earnings		(51,420,430)	(49,528,486)
Capital and reserves attributable to owners of Immuron Limited		4,984,171	6,574,926

TOTAL EQUITY		4,984,171	6,574,926

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the Half-Year 31 December 2017

		Attributable to owners of Immuron Limited

		Issued capital	Reserves	Accumulated losses	Total
	Note	$	$	$	$

Balance at 1 July 2016		45,633,354	2,128,566	(42,821,357)	4,940,563

Loss for the period		—	—	(3,409,349)	(3,409,349)
Other comprehensive loss		—	(41,425)	—	(41,425)
Total comprehensive loss for the period		—	(41,425)	(3,409,349)	(3,450,774)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		1,780,471	—	—	1,780,471
Options issued/expensed		—	282,920	—	282,920
Lapse or exercise of share options		71,875	(127,000)	55,125	—
		1,852,346	155,920	55,125	2,063,391
Balance at 31 December 2016		47,485,700	2,243,061	(46,175,581)	3,553,180

Balance at 1 July 2017		53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period		—	—	(1,891,944)	(1,891,944)
Other comprehensive income		—	28,281	—	28,281
Total comprehensive income/(loss) for the period		—	28,281	(1,891,944)	(1,863,663)

Transactions with owners in their capacity as owners:
Shares issued, net of costs	4	213,396	—	—	213,396
Options issued/expensed	4	—	59,512	—	59,512
		213,396	59,512	—	272,908
Balance at 31 December 2017		53,846,391	2,558,210	(51,420,430)	4,984,171

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

For the Half-Year 31 December 2017

	Consolidated Entity
	31 Dec 2017	31 Dec 2016
	$	$

Cash flows from operating activities
Receipts from customers	1,184,856	664,900
Payments to suppliers and employees	(4,367,410)	(4,423,797)
Interest received	43	6,791
Other - R&D tax concession refund and other government grants	—	1,590,043
Interest and other costs of finance paid	(3,767)	(54,555)
Net cash outflow from operating activities	(3,186,278)	(2,216,618)

Cash flows from investing activities
Payments for property, plant and equipment	(2,180)	(1,879)
Net cash outflow from investing activities	(2,180)	(1,879)

Cash flows from financing activities
Proceeds from issues of securities	—	4,423,234
Repayment of borrowings	(243,950)	(1,271,555)
Capital raising cost	(1,934)	(120,285)
Net cash (outflow) inflow from financing activities	(245,884)	3,031,394

Net (decrease) increase in cash and cash equivalents	(3,434,342)	812,897

Cash and cash equivalents at the beginning of the financial year	3,994,924	2,290,639
Effects of exchange rate changes on cash and cash equivalents	28,281	147
Cash and cash equivalents at end of period	588,863	3,103,683

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017

1	Basis of Preparation of Half-Year Report

This consolidated interim report of Immuron Limited (referred to hereafter as the Company) for the half-year reporting period ended 31 December 2017 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This consolidated interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2016 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a)	Accounting Policies

A number of new or amended standards became applicable for the current reporting period, however, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. There will be some changes to the disclosures in the 30 June 2018 annual report as a consequence of these amendments.

(b)	Fair Value Measurement

Due to the nature of the Company’s operating profile, the Directors and management do not consider that the fair values of the Company’s financial assets and liabilities are materially different from their carrying amounts at 31 December 2017.

2	Summary of Significant Accounting Policies

(a)	Going Concern

The current net loss for the period is $1,891,944 (2016: $3,409,349) and the cash inflow / (outflow) for the period is ($3,186,278) (2016: ($2,216,618)).

Some of the risks inherent in the development of pharmaceutical products include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, and obtaining the necessary drug clinical regulatory authority approvals.

A particular project may fail the research and the clinical development process through lack of efficacy or safety, or may be stopped or abandoned due to strategic imperatives including an assessment that the projects will not deliver a sufficient return on investment or have been superseded by newer competitive products or technologies. There is a risk that the Company will be unable to find suitable development or commercial partners for its projects, and that these arrangements may not generate material returns for the Company.

Based on current budget forecast assumptions, the group will need to access additional funding to meet future commitments and to pay its debts when they fall due, as well as funding the ongoing group’s research & development programs. The ability of the group to successfully access additional capital, and the amount of additional funds required is dependent on the outcome of its product research & development programs.

The Board and Management are confident that the Company will be able to access, as and when necessary, the required additional funds through a number of available funding opportunities, including some of which the Company has accessed in the past.

Notwithstanding the requirement to access additional funding for the Company, this interim financial report has been prepared on a going concern basis. Accordingly, the interim report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

3	Segment Information

(a)	Description of Segments

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Segments

Research and Development (R&D)	Income and expenses directly attributable to the company’s research and development projects performed in Australia and Israel.

HyperImmune Products	Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand and United States.

Corporate	Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

The Board assesses the performance of the operating segments at a number of operating levels including adjusted EBITDA.

(b)	Segment Information Provided to the Board

The Board assesses the operating segment at a number of operating levels for the reportable segments for the half-year 31 December 2017 is as follows:

Consolidated Entity	Research & Development	HyperImmune Products	Corporate	Total
31 December 2017	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	919,138	—	919,138
R&D tax concession refund	1,386,790	—	—	1,386,790
Interest income	—	—	43	43
Other income	—	206	—	206
Total segment revenue & other income	1,386,790	919,344	43	2,306,177

Segment expenses
Depreciation and amortisation	—	—	(2,277)	(2,277)
Finance costs	—	—	(3,767)	(3,767)
Share-based payments	—	—	(59,512)	(59,512)
Other operating expenses	(1,540,436)	(429,631)	(2,162,498)	(4,132,565)
Total segment expenses	(1,540,436)	(429,631)	(2,228,054)	(4,198,121)
Income tax expenses	—	—	—	—
(Loss)/Profit for the period	(153,646)	489,713	(2,228,011)	(1,891,944)

Assets
Total Segment Assets	2,884,901	2,536,093	736,997	6,157,991

Liabilities
Total Segment Liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)

Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

3	Segment Information (continued…)

(b)   Segment Information Provided to the Board (continued…)

Consolidated Entity	Research & Development	HyperImmune Products	Corporate	Total
31 December 2016	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	703,099	—	703,099
R&D tax concession refund	779,826	—	—	779,826
Interest income	—	—	6,791	6,791
Other income	25,007	—	5,308	30,315
Total segment revenue & other income	804,833	703,099	12,099	1,520,031

Segment expenses
Depreciation and amortisation	—	—	(1,975)	(1,975)
Finance costs	—	—	(13,183)	(13,183)
Share-based payments	(80,308)	—	(233,467)	(313,775)
Other operating expenses	(2,037,559)	(379,504)	(2,183,384)	(4,600,447)
Total segment expenses	(2,117,867)	(379,504)	(2,432,009)	(4,929,380)
Income tax expenses	—	—	—	—
(Loss)/Profit for the period	(1,313,034)	323,595	(2,419,910)	(3,409,349)

Assets
Total Segment Assets	702,623	1,949,595	3,203,583	5,855,801

Liabilities
Total Segment Liabilities	(708,474)	(131,630)	(1,462,517)	(2,302,621)

Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

4 Contributed Equity

(a) Share capital

	31 December 2017		30 June 2017
	No. of Shares	$	No. of Shares	$
Ordinary shares - fully paid (i)	129,315,462	53,846,391	130,041,417	53,632,995

(i)        Movements in ordinary shares

	No. of Shares	$

Opening balance 1 July 2017	130,041,417	53,632,995
Shares issued during the year	1,274,045	215,333
Cancellation of shares	(2,000,000)	—
Transaction Costs	—	(1,937)
Balance 31 December 2017	129,315,462	53,846,391

During the half year ended 31 December 2017, the Company issued the following ordinary shares:

Details	Date	No.	Issue Price $	Total Value $
Issue of equity for the repayment of convertible note	28 Jul 2017	399,045	0.19	75,333
Cancellation of collateral shares in escrow for the convertible note as approved by shareholders on 13 November 2017	13 Nov 2017	(2,000,000)	—	—
Issue of shares to Grandlodge Pty Ltd in lieu of cash payment for services rendered as approved by shareholders on 13 November 2017	13 Nov 2017	875,000	0.16	140,000
Transaction Costs				(1,937)
				213,396

(ii)       Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. Upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

(b)	Other Reserves

The following table shows a breakdown of the Statement of Financial Position line item “other reserves” and the movements in these reserves during the half year.

A description of the nature and purpose of each reserve is provided below the table.

	Option Reserve		Foreign currency
	No. of Options	Amount	translation reserve	Total
	Qty	$	$	$
Balance at 1 July 2017	63,287,523	2,434,135	36,282	2,470,417
Options/warrants issued during the year	—	—	—	—
Expense of vested options	—	59,512	—	59,512
Lapse of unexercised options	—	—	—	—
Other comprehensive loss for the period	—	—	28,281	28,281
At 31 December 2017	63,287,523	2,493,647	64,563	2,558,210

5	Contingencies

The Company had no contingent liabilities and assets at 31 December 2017 (2016: nil).

6	Events Occurring After the Reporting Period

The Company received $2,156,206 Research and Development Tax Concession Refund on 9 February 2018,

Post reporting period, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD 500,000 at an interest rate of 15% per annum and a $15,000 establishment fee. The loan was repaid on 12 February 2018.

7	Related Party Transactions

(a) Transactions with Other Related Parties

The following transactions occurred with related parties:

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	31 Dec 2017	31 Dec2016

Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at a rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2018, the annual rent was increased to $40,275.

The lease is for a 3-year term with an additional 3-year option period. The lease is cancellable by either party upon 6 months written notice of termination of the agreement.

Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	$Nil	$Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	$9,881	$19,470
At year end the Company owed Wattle Laboratories Pty Ltd:	$Nil	$21,417

Notes to the Consolidated Financial Statements

For the half-Year 31 December 2017 (Continued…)

(a)	Transactions with Other Related Parties (continued…)

Service rendered by Grandlodge Pty Ltd to Immuron Ltd:	31 Dec2017	31 Dec 2016

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment. The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	$140,000	$87,500
Total paid by the Company to Grandlodge Pty Ltd during the year:	$Nil	$87,500
At year end the Company owed Grandlodge Pty Ltd:	$Nil	$35,000

8	Loss Per Share

	31 December 2017	31 December 2016
	$	$
Basic/Diluted loss per shares (cents)	(1.454)	(3.318)
(a) Net loss used in the calculation of basic and diluted loss per share	(1,891,944)	(3,409,349)
(b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	130,086,505	102,756,793

Directors’ Declaration

In the Directors’ opinion:

(a)	the interim financial statements and notes set out on pages 6 to 17 are in accordance with the

Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year on that date, and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

Dr. Roger Aston

Non-Executive Director

Dated this the 27th Day of February 2018

Collins Square, Tower 1
727 Collins Street
Docklands Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Review Report

to the Members of Immuron Limited

Report on the Half-year Financial Report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company), and its subsidiaries (the Group), which comprises the statement of financial position as at 31 December 2017, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial report of Immuron Limited does not give a true and fair view of the financial position of the Group as at 31 December 2017, and of its financial performance and its cash flows for the half-year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 to the financial statements which indicates that the Group incurred a net loss of $1,891,944 and had cash outflows from operating activities of $3,186,278 during the half-year ended 31 December 2017. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in relation to this matter.

Directors’ Responsibility for the Half-year Financial Report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to oneor more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ mayrefer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2017 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Immuron Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

M A Cunningham

Partner - Audit & Assurance

Melbourne, 27 February 2018